UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 1, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the speech and Q&A transcripts of the presentation that took place on
September 30, 2025, that immediately follow this page.

UBS’s response to 6 June 2025
Capital Adequacy Ordinance
(CAO) consultation
30 September 2025
Speeches by
Sergio P.

Ermotti
, Group Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial

Officer
Including analyst

Q&A session
Transcript.
Presentation and webcast

replay is available

at www.ubs.com/presentations
Sergio P.

Ermotti
Slide 2 – Key messages
Thank you, Sarah and good morning,

everyone.

Today

we

would

like

to

briefly

highlight

key

points

from

our

submission

to

the

Capital

Adequacy

Ordinance
consultation.

We

want

to

contribute

to

an

informed

discussion

based

on

facts

and

I

remain

hopeful

for

the

adoption

of

a
reasonable solution – one that ultimately benefits all of

the stakeholders, including Switzerland.

We believe our submission

is comprehensive, so

we will keep

our remarks short

as the purpose

of this call

is to take
questions or provide clarifications on our position.
With respect

to the

proposal to fully

deduct investments

in foreign subsidiaries

from CET1 capital,

we will

comment
in more detail at the end of the consultation period

which began last week.

To

re-iterate what we have

said several times since

the acquisition of Credit

Suisse over two years

ago, in principle,
we fully

support the further

strengthening of

regulation based on

lessons learned from

the events leading

up to
March 2023, provided the amendments are targeted,

proportionate and internationally aligned,

and duly consider
the actual root causes of Credit Suisse’s collapse, including the significant regulatory concessions.

Unfortunately,

the

proposals

on

capital

requirements,

both

at

the

ordinance

and

law

level,

do

not

meet

these
standards.

These

proposals

would

unduly

penalize

UBS,

which

has

operated

without regulatory

concessions and

was

in

a
position to credibly step

in and rescue Credit

Suisse, contributing to the stability of

the Swiss and global

financial
systems in March of 2023.

One critical shortcoming of the proposals is

that they don’t differentiate between going-concern capital and loss-
absorbing capacity in recovery

and resolution. This

disregards the availability of

other loss-absorbing instruments,
which in our case amount to 20 billion in

AT1 and 100 billion in loss absorbing debt.
Slide 3 – UBS supports in principle enhancing regulation
As you can see, we support or broadly support all the

initiatives in principle, except for those related to capital.

Our sustainable

and diversified

business model,

and strong

capital and

liquidity positions,

contribute

to the

resilience
of

the

Swiss

financial

center,

and

are

complemented

by

a

credible

recovery

and

resolution

plan

that

we

have
developed over many years.
We

continue to

support efforts

to

further

enhance our

resolvability,

although some

important clarifications

are
needed.
Slide 4 – Sum of the proposed capital measures is by far

the strictest regime among peers
This

chart

illustrates

why

we

believe

the

proposed

capital

measures

go

well

beyond

the

global

norms,

despite
intentions to align with international

standards.

It also shows that while some regimes are more demanding than others on certain elements, they compensate for
that in other areas, resulting in a more balanced capital regime.
That is why it is critical to look at the full regulatory picture and not just isolated components.
Slide 5

– Proposed

capital measures

are extreme

and would

make UBS

a pronounced

outlier, while also

understating
its CET1 ratio
This

chart

illustrates

how

the

proposed

changes

would

significantly

undermine

our

competitive

position

when
comparing minimum requirements.

The Swiss regime, particularly after the full

implementation of Basel 3, is one of

the strictest globally.

Due to this,
our current regulatory requirements are already much higher than peers on a like-for-like basis.

So our current true

minimum on a

comparative basis is

therefore actually closer to

16%, which is

well above peers,
many of which have a much higher risk profile.

No matter how

CET1 capital ratios

are presented, the

legislative proposals still

result in an

increase of around

24
billion in CET1 capital.

And equity is the most expensive form of financing.

Considering that UBS’s cost of equity, as determined by the market, has remained stable at around

10% over the
last ten years, this level of capital overshooting

is not something we can accept.

With that, I hand over to Todd who will take you through our position in more detail.

Todd

Tuckner
Slide 6 – CAO proposals would unduly eliminate ~11bn

of CET1 capital at Group level

Thanks Sergio. Let me dive a bit deeper into the

ordinance proposals and how we framed our response.

It is

important to

re-iterate that,

in addition

to being

excessive and

misaligned with

international standards,

the
proposals fail to address the key lessons learned at Credit

Suisse’s parent bank, which was the stated intention of
the Swiss Federal Council’s proposals from the beginning.

If adopted as

proposed, the ordinance changes,

which I’ll cover

momentarily, would eliminate around 11

billion, or
12%, of Group equity as eligible capital.

By contrast, at the parent company

level, the ordinance proposals would
erode 3 billion , or 3%, of UBS AG’s standalone equity

as eligible capital.
Slide 7 – Full deduction of capitalized software lacks regulatory and economic justification
Turning to slide 7 and starting with capitalized software.

The use and development of software is fundamental to how banks operate and compete. Software supports the running

of

daily

operations,

augments

a

bank’s

risk

control

environment,

enhances

the

client

experience

and
enables strategic transformation.

Generally

speaking,

software,

whether

purchased

or

internally developed,

is

commonly

capitalized on

a

bank’s
balance sheet to reflect future economic benefits and

is amortized over its expected life.

The proposals would entirely

remove capitalized software from

regulatory capital, thereby ignoring

the importance
of software as a strategic competitive differentiator for a

financial institution like UBS.

Even during periods

of severe stress,

software assets maintain

their utility and

remain essential for

serving clients
and preserving the value of the franchise.

In this light,

Credit Suisse’s capitalized

software assets retained

their economic and

accounting value throughout
its crisis. It

was only upon

the acquisition

by UBS and

our decision to

migrate retained Credit

Suisse businesses

onto
UBS’s existing systems that partial write-downs were required.
Additionally, a full deduction

of capitalized

software from regulatory

capital would

be misaligned

with international
standards, ultimately impeding on UBS’s competitiveness.

Only

a

handful

of

jurisdictions

apply

such

an

extreme

approach,

mainly

because

capitalized

software

in

those
jurisdictions

is

generally

treated

as

an

intangible

asset

for

financial

reporting

purposes.

On

the

other

hand,
capitalized software is afforded full

regulatory capital credit in the US

to align with its accounting treatment. And
in the EU, capitalized

software counts as

regulatory capital and

is required to be

amortized over a

three-year period
regardless of the applicable financial reporting treatment.

Slide 8 – Deduction of

temporary difference DTAs (TD DTAs) would be misaligned with all other major jurisdictions
and would not reflect realizable asset value

Turning to DTAs on slide 8. The proposal

– to fully deduct

from regulatory capital –

deferred tax assets arising

from
temporary differences

is without

precedent. No

peer jurisdiction

– whether

the EU,

UK, or

US –

applies such

extreme
treatment.

Temporary

difference DTAs

are very common

across banks and

apply to a

wide variety of situations

whereby the
expense for

financial reporting

purposes precedes

the timing

of the

deduction for

tax purposes.

Common examples
include charges for credit

losses, deferred compensation and

litigation where the tax

benefit comes later in

time,
thereby informing an asset on the balance sheet.

To

mitigate risks

in ultimately

realizing their

value, international

standards already

limit the

recognition of

these
assets to 10% of regulatory capital and apply risk-weights

of 250%.

The

argument

that

the

current

regulatory

capital

treatment

of

temporary

difference

DTAs

is

pro-cyclical

is

not
supported

by

the

facts.

The

DTA

write-downs

at

Credit

Suisse

were

not

caused

by

flaws

in

the

regulatory
framework, but

rather were

a result

of management

decisions to

substantially restructure

Credit Suisse’s

investment
bank.

The majority of

UBS’s temporary

difference deferred tax assets

are linked to our

core wealth management

business
in the

US. And

these have

proven to

be resilient,

even in

times of

financial stress.

Moreover,

our fundamentally
different business model in contrast to Credit Suisse makes similar write-downs of our DTAs highly unlikely.
Slide 9 – PVA measures should not be based on business combination accounting
Finally, turning to slide

9 on

PVAs. Prudential valuation

adjustments reflect

an uncertainty

overlay in

a bank’s

capital
relating to difficult-to-value securities and derivatives.
The Federal Council justifies stricter treatment

of PVAs

by referencing the

extensive security position write-downs
on Credit

Suisse’s balance

sheet at

the close

of the

acquisition. We

believe this

argumentation is

incorrect. The
write downs reflected

purchase price allocation adjustments that

UBS considered appropriate as

part of standard
acquisition accounting.

PVAs

are designed

to account

for valuation

uncertainty in

ongoing business

operations and

should therefore

be
viewed in

the context of

our Level 3

asset profile. Today,

our holdings amount

to only

one-tenth of what

Credit
Suisse and UBS

reported on a

pro-forma basis in

2007. Since 2Q23,

through the run-down

of our Non-core

and
Legacy portfolio we have further

reduced Level 3 assets by around 60%

to 16 billion, which is less

than 1% of our
total balance

sheet. The

proposed PVA measures

do not

reflect the progress

UBS has

made in

substantially reducing
the valuation uncertainty on its balance sheet.
Finally, a brief word on AT1. AT1

instruments play an essential role in

a crisis. The fact that

UBS was able to restart
AT1 issuances with strong

demand soon

after the rescue

of Credit Suisse

is evidence

of investor

confidence in

these
instruments, including importantly under

the current Swiss regime and notwithstanding Credit Suisse events.
We

support steps

to further

strengthen AT1

instruments as

an effective

recovery tool,

provided

reforms remain
consistent with established international

practice. Our principal concern

with the current proposal is the automatic
suspension

of

AT1

coupon payments

after

four

consecutive

quarters

of

cumulative losses,

regardless

of

capital
strength. We believe

a more appropriate

and transparent approach

is to link

any restriction on interest

payments
to the breach of a clearly pre-defined capital ratio trigger.

Slide 10 – TBTF regulatory process
As you can

see from the

timeline on slide

10, the regulatory

process remains ongoing

with the Federal

Council’s
publication of final ordinance changes expected by mid-next year at the latest. The consultation on proposed law
changes relating to

foreign participations

is just underway

and is set

to conclude

early next year, with

parliamentary
deliberations expected to extend into 2027.

Given the

wide range

of potential

outcomes, it

is premature

to discuss

mitigating actions

at this

stage. We

will
share details of our

plans once there is sufficient

clarity – ideally on

the basis of a

balanced and reasonable solution
when compared to that contained in the current series

of proposals.
With that let’s open-up for Q&A.

Analyst Q&A (CEO

and CFO)
Giulia Aurora Miotto, Morgan Stanley

Yes,

hi, good morning. Thank you for the

presentation and the document. It's very

clear.

I have two questions.
The first

one, so

you make

a very

strong point

as to

why this

is not

internationally aligned, but

if Switzerland
doesn't change

anything, would

you consider

moving headquarters?

There have been

several articles

in the press
on this topic. Thank you.
And

the

second

question

is

about

what

would

be

an

acceptable

solution

for

you,

especially

on

the

foreign
subsidiary point? Thank you.
Sergio P.

Ermotti

Well, thank you, Giulia. I'm sorry to disappoint you, but I'm not really in a position to answer this question. First of

all,

you

know,

as

I

mentioned, and

we

mentioned many

times,

our

ultimate goal

is

to

have

a

reasonable
solution out of

this political

process so that

we can continue

to compete

as a global

bank out of

Switzerland with
our current business

model. So, we're

not going to

enter into any

speculations or commenting even

on media
articles or representations about our intentions to take any steps in that sense.
And also,

in respect

of, let me

point out

once again that

this is

not a

negotiation and I'm

hearing all the

time
that we should compromise

or we should be willing

to compromise. Well, as you

can hear and see that

our tone
and approach to these

topics are constructive. We do

recognize that there are

lessons to be learned out of the
Credit

Suisse

crisis,

but

they

need

to

be

comprehensive

and

they

need

to

be

balanced

and

they

need

to

be
internationally aligned. So,

in my

point of

view,

if they

fulfill those

requirements in

a balanced

way,

then it

is
what it is and

we would see that as

a balanced outcome. But a compromise

is usually something that happens
between two people negotiating, and which

we are not a party on any negotiation.
Giulia Aurora Miotto, Morgan Stanley

Thank you.
Chris Hallam, Goldman Sachs

Yes.

Good morning, everybody,

two questions. First, when do you expect

to get confirmation on the transition
period for

the initial

deductions on

software, DTAs,

PVAs?

Do you

expect to

have that

by the

time of

fourth
quarter results in order to be

able to guide for 2026 capital planning and capital distribution because

I suppose
that’s really a, you know reflects your Jan 1
st

2027 capital position?
And then second, I guess

slightly differently on the AT1's I suppose one peculiarity

of the proposal is that a well-
capitalized but a

less profitable bank would

be disincentivized to

undertake the required restructuring

to fix their
business because of that four quarter look-back proposal, you know, that clearly has echoes, I

guess, of the CS
failure. That feels fairly illogical

intuitively. So, what's your sense on the probability that

that is the end state that
we get to on Swiss AT1’s?

Sergio P.

Ermotti

Let me take the first

one and Todd can take on the second.

On the timing, I think

this is, you know, it's not

likely
that we're going to get clarity by the beginning of the year when we will announce our capital return policy for
2026 because the

submissions, as you

know, ended

yesterday.

So, I

think that the

SIF will

have to go

through
the analysis of all submissions and,

I mean, we are

not in control of

the timing but it looks a

little bit optimistic
to expect an outcome in such a short period of time so. And then it remains a decision of the government how they want to

eventually announce and

implement what they

are proposing.

And the only

thing we know

that
it’s unlikely

to be

before

January 1
st

2027. And

there this

is

unfortunately,

probably early

on next

year we're
going to have more visibility on that. But you know, again, it's not a question that we can answer directly.
Todd

Tuckner
Chris, on

the AT1 point,

I agree with

your general

comment that

it would

seem, the

current proposal would

seem
to be a disincentive to restructure because at the end of the day, it's always facts and circumstances based for a given institution,

you know

how deep

would the

restructuring be

and would

it actually

be appropriate

in any
event to suspend payments on the AT1

given the depth of restructuring, but I

generally agree that you can get
into situations or envision situations where

this proposal would create

a real issue when

there isn't a real

issue.
So, it's making an issue out

of one that isn't where,

for example, a bank may be

going through financial stress
or some

other aspects

that are

less significant,

less serious.

And as

a result,

automatically suspending

the coupons
because of

four consecutive

cumulative losses

– quarters

of cumulative

losses –

would seem

to me

to be

pro-
cyclical. So,

the question

though on

restructuring, I

guess, is

a question

of that

hypothetical bank

and the

situation
it's in and the depth of the restructuring it has to

go through in order to recover.
Sergio P.

Ermotti

Yes.

Let me add

on to what

Todd

mentioned. I think that

he's touching on

an idiosyncratic situation in

such a
scenario. But let me play out another scenario

in which you have a more economic downturn

in which for some
reason the entire banking system is going through

a low level of profitability or small losses, but still

having the
resilience to be there and

serve clients and prepare

for better days. Now,

in such a scenario, if you

are the only
bank that has to

do that kind

of write-down, although

every other bank

is having similar

profitability issues, then
it's

a

stigma

that

you

create

on

a

single

institution rather

than

being

something that

is

aligned.

So,

it's

very
difficult to

see –

I mean,

I understand

the reasoning

because of

what happened

at Credit

Suisse. Those

were
substantial losses that were also creating an even bigger hole in their parent bank capital, but that's not a good reason to then fix it in this way.
Chris Hallam, Goldman Sachs

Thank you. Very clear.

Kian Abouhossein, JPMorgan

Yes,

thanks for taking my questions. The first question is on the ordinance measures. Can you still bundle those into the legislative package or

is that not possible

anymore, and what would

have to happen if

it is possible to
basically get there? What are the key hurdle dates or events that we would have to watch out for?
And then the

second question is

just taking a

step back, who

are you

actually now talking

to considering that
this seems to be a very political process? Looking at the impact of the documents that are coming out, it seems to be a

very domestic

focused audience,

I mean, the

documents are not

even in English,

most of them,

but rather
than do they have a good understanding of how

it sets you apart from international competitors? And do they really care?

That's the

impression I

get; they

don't really

care. So,

can you

just talk

about your

feedback from
your negotiations and talks with the other parties,

I guess with the government at

this point, or where we are?
Sergio P.

Ermotti

First, on the first

question, I think that,

yes in theory, things can somehow come

together if, but

this is a decision
of the Federal Council

to how to

then either implement immediately after

they consider all the

submissions on
the consultation or to wait until they find and they analyze the submissions related to the consultation that just opened. So, it's in

their prerogative to thinking

what they want to

do. So, I have

no indication that they're

going
to take

one direction

or the

other.

So, as

we stand

right now,

it looks

like the

ordinance will

be implemented
before. But, you know, this is a political process and one in which, depending on the input from various parties,
including banks and a broader economy, and, you know, it may lead into a different outcome. So, in a nutshell, the answer to your

question is yes, it's still

possible to bring them together,

not formally,

but de-facto because
they would be then implemented and addressed at

the same time.
Then, well, look,

we are talking, well,

first of all, now

we are talking reactively

by, you know, in the consultation,
by answering formally to many points that we raised in the past and making it even clearer. Our position, we're complementing it with more data points and more in-depth analysis. I think that it's fair to say that as we went deeper in

analyzing not

only more

international standards and

how other

jurisdictions are

operating, that

has
given us even more conviction that the proposals we see right now on capital are not balanced and not really in
line with addressing the true lessons learned

from the Credit Suisse crisis.
Now, in

respect of who

we are talking

to, we are

responding to solicitations, also

formal solicitations from the
Economic Commissions that will want to hear

our views, both the upper and the lower

Economic chambers, for
example.

We

are

responding

to

requests

for

comments

and

clarification

by

political

parties

and

the

broader
society and economic associations. But that's

the level of interaction.
Now, in response to your topic, yes, I'm sorry if our

machine-translated with human

touch English version didn't
work

out

well,

but

it's

our

first

best

attempt,

to

address

this

issue.

Of

course,

you

know,

being

a

political
submission, it has to be done in one of the official languages in Switzerland, which in that case is – we took

the
most popular

or the

biggest one

is the

German version.

Let me

tell you that

many more people

than we

are made
to understand, they

care about what's

going on right

now. I think it's

fair to say

that all the

noises around what's
going on

in Switzerland are

quite unnecessary in

my point of

view.

And of

course, we

are lucky

that we have
been able to manage this in a fairly benign market situation.

Our integration is progressing well. I think that the
last things we need is

this kind of noise around Switzerland,

which in my point of

view did a fantastic job

during
the three days of the

crisis. But of course,

right now it's time

to really reconsider how we

communicate and how
we approach these kinds of

issues. But, again it's not in

my control, it’s not in

our control, and we do

our best
to contribute to a healthy and fact-based discussion.

Kian Abouhossein, JPMorgan

Thank you.
Amit Goel, Mediobanca

Hi,

thank

you.

Yes,

two

questions

from

me.

One,

just

in

terms

of

the

phasing

of

the

ordinance,

so

I

think
previously you stated that you would expect a

kind of a 4-year plus phase-in period. I

just wanted to just check
whether that expectation has changed or

not based on the commentary and the

response?
And then secondly, I guess within the responses,

commentary about there's

not a – and it's

very hard then to do
a holistic or

at least for

the government

to do a

holistic and

kind of impact

study or

QIS? I was

just kind

of curious
whether

then,

whether you

would

basically

effectively

do

that

and

could present

that

as

part

of

the

kind of
helping the

politicians understand potential

consequences and impact

of the

measures if

they were

impacted,
implemented holistically? Thank you.
Sergio P.

Ermotti

So, the issue on the phase-in is that – what we have reiterated in our submissions is that, I mean – it's still clear
that it's common

in this

kind of situation

to have a

phase-in. You

saw that in

the law part

of the

proposal it’s
clearly

stated

at

seven

years.

We

have

been

made

to

understand

that

it's

also

going

to

be

the

case

for

the
ordinance. And this is going to start from 2027, but the fact that it was not clearly stated in the proposal of the ordinance made

us, just

for good

order we

pointed out

that this

is still

missing. And

I think

that, I

believe it’s
quite common and

clear that we

will have a

phase-in. I think

that the four

years, I don’t

remember us saying

four
years,

but

probably

was

like,

if

we

mention

it

is

the

minimum

common

reasonable

timing

for

phasing

in
something like

that,

but

it

is

just

for

good

order

that we

are

pointing it

out.

We

haven’t really

changed our
understanding and conviction that it’s going

to be a phase-in also for the ordinance when

it comes.
In terms of, yes, we will analyze this issue. To

be honest, I think that we will need to seriously think about if it’s better for us to do it, I mean a UBS one would be always taken with a little bit of, you know, I don’t know how to formulate it

diplomatically,

but probably

in a

way that

is a

suspicious way.

So, we

rather have independent
people having such

studies and at being

able to outline

in a balanced

way what it

is, but in

case we don’t see
any of them happening, we may

consider having our view on the

matter so that at least

we are on the

record.
But hopefully it's not going to be necessary.
Amit Goel, Mediobanca
Thank you. And just

to clarify what you’re

saying, you anticipate or you

would expect a seven

year phase-in or
sorry –

Sergio P.

Ermotti

No, we

don’t know.

It’s not

because the

current proposal

on subsidiaries

is seven

years that

the same

will be
applied

to

the

ordinance.

We

would

say

that,

most

likely

a

minimum

of

four,

it’s

likely

to

happen

for

the
ordinance, while on the law one, it’s already clear it is seven.
Amit Goel, Mediobanca

Got it. Thank you.
Stefan Stalmann, Autonomous Research
Good morning. Thank

you very much

for the presentation.

Very

useful. I wanted

to ask

please on

the original
document on

page

21.

It

says

that

full

reduction

from

CET1

capital will

correspond

to

an

increase

in

capital
coverage of foreign

subsidiaries from 60%

to a 130%,

and I was

wondering what

the math is

behind the 130%,
please?
And the

second question, I

appreciate that

you don’t want

to talk

about mitigation yet,

but I’m

wondering in
particular about your DTAs on timing differences.

You have

quite a substantial amount there that relates to the
treatment of US real estate, and I’m

not quite sure what that actually

is and it seems a

bit different to what I see
at other banks.

Could you maybe

explain what’s driving

this relatively large

DTA

item related

to US real

estate
and whether that could actually be changed?

Thank you.
Todd

Tuckner
Hi, Stefan. So, on the first question, the math

on the more than 100 to 130

is just factoring in AT1.

So, it’s the
whole Tier 1 stack that is the math

behind.
On the DTA

question, in terms of the real estate,

so that’s part of the stack of temp

difference DTAs

in the US,
as you point out,

we have effectively generated

these temp difference

DTAs because

we have deferred the

tax
deduction on

a lot

of the

real estate

and leaseholds

that we

have in

the branch

network in

the US.

We have
deferred

the

deductions in

relation

to

leaseholds that

create

temp

difference

DTAs

and

historically have

also
accounted for

at least

up to

10% regulatory

capital. But

in addition

to that,

we also

have the

more standard
temporary differences

that I have

called out including

deferred compensation as

one example, expected

credit
losses as another.

So, it’s an

array of that,

but the real

estate position that

you point out

does in fact

relate to
the branch network and in the US business, and historically

has been a substantial component of our DTA stack
in the US.
Stefan Stalmann, Autonomous Research
Are you effectively depreciating your leaseholds faster than the IRS recognized for your taxable purposes?

Todd

Tuckner
Yes,

we

effectively

have,

we’ve

pushed

out

the

tax

deduction

beyond

the

book

expense,

correct.

So,

we
amortized the

leaseholds under

the accounting

standard and we

take the

tax benefit

over a longer

period of

time
under US tax principles.
Stefan Stalmann, Autonomous Research
Thank you. Very helpful. Thank you very much.
Sergio P.

Ermotti

It was the last question.

Thanks for calling in.

I hope you found the

document useful and my

colleagues in the IR
team are at your disposal, if you have any further

clarification. Thank you and have a nice day.

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